August 7, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549-7010

Attention: Mark P. Shuman
Mail Stop: 4561

RE	Silverstar Holdings, Ltd. Revised Preliminary Proxy Statement on Schedule 14A Filed on July 30, 2007 Commission File No. 0-27494

Dear Mr. Shuman:

        On behalf of Silverstar Holdings, Ltd. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 3, 2007, with respect to the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Commission on July 30, 2007.

        All responses provided herein are based solely on information provided by the Company.

        For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

United States Securities and Exchange Commission
August 7, 2007

Preliminary Proxy Statement on Schedule 14A

Proposal 2, page 17

Indemnity, page 18

1.

Please refer to prior comment 8 from our letter dated July 25, 2007. We note your response that the Companies Amendment Act of 2006 simply clarified the circumstances under which a company could fund the costs of defending proceedings against directors and officers in circumstances where there have been allegations of fraud or dishonesty against them. You also state that the proposed amendment to the Bye-laws would eliminate “willful negligence” and “willful default” from the exception to the indemnity provisions in accordance with the Companies Amendment Act. However, the disclosure in the proxy statement does not appear to sufficiently disclose the exact changes to the indemnification provisions of your Bye-laws for which you are seeking approval. You should expand your disclosure to describe the revisions to Section 30 of your Bye-laws. Your expanded disclosure should provide a clear understanding of your current indemnification provisions, the proposed revisions to those provisions, the reason(s) for such revisions, and whether such revisions expand or contract the scope of the indemnification protection afforded to your officers and directors to allow stockholders to make an informed decision on such a change to your governing instrument. Based upon the analysis provided, we are unable to concur that the proposed revisions to these provisions are not material to shareholders such that this issue should unbundled from the other proposed changes to your Bye-law to allow shareholders an opportunity to approve each separate matter intended to be acted upon.

RESPONSE: The Company has withdrawn its proposal to amend the Indemnity provisions of the By-Laws at issue, i.e., Sections 30 and 31 of the Bye-Laws. The Company may propose the same amendment at the Company’s next annual meeting of the shareholders. In such event, the Company will address the Staff’s comments above by submitting a preliminary proxy statement to the SEC.

2.

Please refer to prior comment 9 from our letter dated July 25, 2007. We note your response to our prior comment. However, based upon the materiality analysis provided in response to prior comment 8, we are unable to concur with your conclusion that the amendments to your indemnification provisions are not material and the disclosure requested by our prior comment 9 should not be provided to investors. We continue to believe that your disclosure should explain the circumstances in which the Bye-laws require indemnification for civil or

United States Securities and Exchange Commission
August 7, 2007

criminal actions. You should also revise to state whether there are any pending or threatened actions against your any of your officers or directors for which you anticipate funding the costs of proceedings against such individuals, subject to this revised provision.

RESPONSE: Please see the Company's responses to Comment No. 1 above.

_________________

        In connection with responding to Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact the undersigned at (212) 704-6206 or Henry Rothman at (212) 704-6127 if you have any questions or comments regarding the foregoing responses.

Sincerely, /s/ Bo-Yong Park Bo-Yong Park